Skadden, Arps, Slate, Meagher & Flom (UK) llp
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March 27, 2023

Via EDGAR and E-mail

Lily Dang
Mark Wojciechowski
Michael Purcell
Laura Nicholson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4546

RE:
Himalaya Shipping Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 20, 2023
CIK No. 0001959455

Ladies and Gentlemen:

On behalf of Himalaya Shipping Ltd. (the “Company” or “Himalaya”), enclosed is a copy of the Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-270337) (the “Amendment”) as publicly filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.  The Amendment includes changes as compared to the Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-270337) filed with the Commission on March 20, 2023 (the “Registration Statement”), and is marked to show changes as compared to the Registration Statement.

The changes reflected in the Amendment include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 23, 2023 (the “Comment Letter”). The Amendment also includes other changes that are intended to update the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and, to facilitate the Staff’s review, the Company has reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR Sec. 200.83

U.S. Securities and Exchange Commission
March 27, 2023

Amendment No. 1 of Registration Statement on Form F-1

Key Performance Indicators

Earnings Premium, page 64

1.
We note your disclosure that you estimate a Himalaya-built vessel could earn up to 70% more than a comparable conventional Capesize vessel. Please revise your disclosure to provide your basis for such estimate, including all material assumptions.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 68 and 69 to provide additional disclosure regarding the basis for the estimate that a Himalaya-built vessel could earn up to 70% more than a comparable conventional Capesize vessel, including all material assumptions.

* * *

Please contact me at +44 20 7519 7183 or via email at james.mcdonald@skadden.com should you require further information.

Very truly yours,
/s/ James A. McDonald
James A. McDonald

cc:
Herman Billung, contracted Chief Executive Officer, Himalaya Shipping Ltd.
Vidar Hasund, contracted Chief Financial Officer, Himalaya Shipping Ltd.

FOIA Confidential Treatment Requested by Himalaya Shipping Ltd. Pursuant to 17 CFR Sec. 200.83